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Investor Information	Celanese AG Investor Relations	Frankfurter Str. 111 D-61476 Kronberg/Ts. Germany

Key Figures 2001

February 7th, 2002

Celanese Reports Loss; Intensifies Efforts to Improve Profitability

	Sales off 2% to €5.1 billion amid weak economic environment

	Underlying results generally in line with revised expectations

	EBITDA excluding special charges declines 16% to €420 million

	Operating loss of €528 million after special charges relating to restructuring and impairments

	Loss per share of €7.65 reflects the impact of special charges

	Net financial debt and trade working capital reduced about 30%

	Asset impairments in statutory accounts preclude dividend for 2001

     KRONBERG, Germany – Celanese AG (CZZ:FSE; CZ:NYSE) reported a net loss of €385 million or €7.65 per share in 2001 versus net earnings of €58 million or €1.09 per share in 2000. Earnings declined sharply as a result of weaknesses in Celanese’s major markets, restructuring efforts to increase future profitability, and goodwill and asset impairments. The net loss was reduced by a fourth quarter tax benefit to earnings. Sales in 2001 declined 2% to €5.1 billion.

     A loss per share of continuing operations of €7.83 in 2001 includes the effects of special charges, which reduced earnings by €(3.30) from tax deductible special charges and by €(5.21) from non tax deductible goodwill impairments. In addition, earnings per share were helped by a fourth quarter one-time tax benefit of €0.91 per share from the full recognition of a previously reserved deferred tax asset relating to a German subsidiary. Excluding these effects, earnings per share in 2001 would have been a loss of €(0.23) per share.

This is a preliminary release of selected unaudited summary data for 2001. Following Supervisory Board approval of the company’s accounts, Celanese will publish its complete results and host a conference call for investors and analysts on March 7, 2002.

     [Celanese Logo] Page: 2 of 9 Date: February 7th, 2002

Financial Highlights

in € millions	Q4 2001	Q4 2000	FY 2001	FY 2000
Net sales	1,137	1,443	5,097	5,207
EBITDA excluding special charges(1)	66	119	420	500
EBITDA margin(2)	5.8%	8.2%	8.2%	9.6%
Special (charges), net	(530)	30	(530)	(29)
Depreciation & amortization expense	106	111	418	388
Operating profit (loss)	(570)	38	(528)	83
Earnings (loss) before taxes	(572)	74	(532)	139
Net earnings (loss) of:
continuing operations	(426)	36	(394)	55
continuing and discontinued operations	(419)	39	(385)	58

Capital expenditures	88	82	231	235
Average shares outstanding (thou)	50,335	50,326	50,332	53,293

Net earnings (loss) per share (EPS in €)(3):
EPS of continuing operations	(8.46)	0.72	(7.83)	1.03
Adjustments to EPS:
Special charges net of tax(4)	3.30	(0.37)	3.30	0.34
Special charges goodwill impairment(5)	5.21	0.00	5.21	0.00
One-time tax benefit(6)	(0.91)	0.00	(0.91)	0.00

EPS of continuing operations excl. special
charges and a one-time tax benefit	(0.86)	0.35	(0.23)	1.37
EPS of continuing and discontinued operations	(8.32)	0.77	(7.65)	1.09

in € millions	Dec 31 2001	Dec 31 2000	Chg. in %
Trade working capital(7)	687	993	-31
Total financial debt(8)	880	1,165	-24
Net financial debt(9)	832	1,141	-27
Shareholders’ equity	2,210	2,843	-22
Total assets	7,064	7,642	-8

(1)	Earnings before interest, taxes, depreciation and amortization excluding special charges equals operating profit plus depreciation & amortization plus special charges

(2)	EBITDA excluding special charges / sales

(3)	Per-share data are based on weighted average shares outstanding in each period

(4)	Special charges excluding goodwill impairment tax affected at a notional 38% rate

(5)	Non-tax deductible goodwill impairment tax affected at a 0% rate

(6)	One-time tax benefit in Q4 2001

(7)	Trade accounts receivable from 3rd parties and affiliates net of allowance for doubtful accounts, plus inventories, less trade accounts payable to 3rd parties and affiliates

(8)	Short- and long-term debt

(9)	Total financial debt less cash & cash equivalents

This is a preliminary release of selected unaudited summary data for 2001. Following Supervisory Board approval of the company’s accounts, Celanese will publish its complete results and host a conference call for investors and analysts on March 7, 2002.

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Date: February 7th, 2002

Results in line with expectations

     Overall, operating results in 2001 were generally in line with revised guidance. Full year earnings before interest, taxes, depreciation and amortization (EBITDA) excluding special charges of €420 million was close to the €400 million level expected at the time of the publication of third-quarter results in October. Full-year special charges excluding goodwill impairment were €268 million (including cash charges of €191 million), and these figures were also close to indicated levels of at least €260 million and €190 million, respectively. It was also noted in October that it was possible that there could be year-end impairments. EPS excluding special charges of a loss of €(0.23) were slightly better than the indicated range of a loss €(0.40) - €(0.60).

Aggressive actions generate strong cash flows

     “In a very tough environment, we took aggressive actions to generate cash flow, to enhance the future earnings power of our businesses and to reduce our overall cost base,” said Claudio Sonder, CEO. “Our ‘Focus’ and ‘Forward’ initiatives are strengthening the efficiency of our operations, the productivity of our plants, and positioning our organization for improved performance. As a result, we achieved the revised targets we set in August when it became apparent 2001 was going to be more difficult than anticipated for the chemical industry.”

     EBITDA excluding special charges declined during the second half amid deteriorating markets characterized by reduced demand, low capacity utilization and weaker pricing. Ticona Technical Polymers was affected by significant volume losses, as a result of the downturn in the global telecommunications industry and decreased U.S. automotive production. Lower demand for Chemical Intermediates led to low utilization rates and pressure on margins. As a consequence, major declines in EBITDA excluding special charges were reported by Ticona (from €140 million to €52 million) and Chemical Intermediates (from €50 million to €27 million).

     Despite difficult conditions, 2001 EBITDA excluding special charges in Acetyl Products, Acetate Products and Performance Products were relatively flat as compared to last year. Cost of sales in Acetyl Products in 2001 was affected by the receipt of non-recurring compensation payments. Total compensation payments, related to a carbon monoxide supplier, received in the first half of 2001 were €43 million, of which €4 million were recognized in 2000.

This is a preliminary release of selected unaudited summary data for 2001. Following Supervisory Board approval of the company’s accounts, Celanese will publish its complete results and host a conference call for investors and analysts on March 7, 2002.

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Date: February 7th, 2002

     In the face of tough business conditions, Celanese generated improved cash flows in 2001. Company-wide initiatives lowered trade working capital by 31%, or €306 million. Combined with lower cash outflows for special charges, cash flows from operating activities improved by €462 million to €520 million, and net financial debt was reduced by 27% or €309 million. Cash outflows for investing activities were €121 million and below the previous year (€505 million) when Celanese acquired the polyvinyl alcohol business of Air Products.

Earnings reduced by special charges

     In 2001, Celanese recorded a total of €530 million in net special charges. These special charges relate primarily to our ‘Focus’ (€50 million, of which €8 million is non-cash) and ‘Forward’ (€272 million, of which €116 million is non-cash) initiatives announced during 2001, non-cash goodwill impairments associated with the Chemical Intermediates segment (€262 million) and other one-time adjustments and events (favorable adjustments of €54 million, of which €47 million is a non-cash gain). The ‘Focus’ and ‘Forward’ initiatives include the reduction of about 1,600 positions through the closure of eight high-cost facilities and the streamlining of plant and administrative operations.

     Shareholders’ equity decreased by €633 million primarily due to the net loss, the decline in the fair value of pension assets and the payment for dividends, slightly offset by currency fluctuations. The 2001 net loss included amortization of goodwill of €85 million (€84 million in 2000). Stock appreciation rights expense was €11 million for the full year (€7 million in 2000).

This is a preliminary release of selected unaudited summary data for 2001. Following Supervisory Board approval of the company’s accounts, Celanese will publish its complete results and host a conference call for investors and analysts on March 7, 2002.

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Date: February 7th, 2002

Asset impairments preclude dividend for 2001

     Related to the impairment described above and following a valuation review under German GAAP, the Celanese AG parent company lowered the carrying value of certain of its consolidated subsidiaries on its statutory books substantially as of December 31, 2001. These charges did not affect the consolidated results under US GAAP. Under German law, dividends and share buy backs can be paid for only out of distributable reserves or net income on a parent company basis and the 2001 reserves were depleted by these charges. Lack of such reserves precludes the company from proposing to its shareholders a dividend for the year 2001. Share repurchases under the current authorization will depend on distributable reserves to be built up in 2002. The company does not currently plan to repurchase shares in 2002 but will continue to evaluate it consistent with overall financial priorities.

‘Focus’ Targets Exceeded

     Despite the poor market conditions in 2001, Celanese exceeded the financial targets set under the ‘Focus’ profit improvement initiative. The targets consisted of reducing trade working capital by €100 million, controlling capital expenditures at or below the year 2000 level and €100 million EBITDA enhancement from programs to increase efficiency. At year-end 2001, trade working capital had declined by €306 million and capital expenditures were €231 million compared to €235 million in 2000. EBITDA improvements achieved as a result of cost cutting and efficiency measures were overshadowed by the effects of lower volumes and weak overall market conditions.

     “Our people achieved these results with their dedication to improving business processes, reducing costs and enhancing cash flow,” said David Weidman, chief operating officer. “With the launch of the powerful business tool Six Sigma and the adoption of other best industry practices in our businesses last year, we will continue these efforts to drive efficiency and productivity in 2002.”

This is a preliminary release of selected unaudited summary data for 2001. Following Supervisory Board approval of the company’s accounts, Celanese will publish its complete results and host a conference call for investors and analysts on March 7, 2002.

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Date: February 7th, 2002

Outlook

     “In 2002, we will have more efficient businesses as the result of our restructuring and initiatives to enhance profitability,” said Perry Premdas, chief financial officer. “However, tough market conditions are expected to persist during the next several months. As a result, we now anticipate low profitability in the first half of 2002 — at about the level of the second half of last year.”

Annual press conference March 7

     Following approval of the accounts by the Supervisory Board detailed full-year results for 2001 will be released on March 7 during a press conference in Frankfurt and a conference call. Detailed information about the press conference and conference call will soon be available on our web site www.celanese.com.

This is a preliminary release of selected unaudited summary data for 2001. Following Supervisory Board approval of the company’s accounts, Celanese will publish its complete results and host a conference call for investors and analysts on March 7, 2002.

     [Celanese Logo] Page: 7 of 9 Date: February 7th, 2002

Segment Net Sales

in € millions	Q4 2001	Q4 2000	FY 2001	FY 2000
Acetyl Products	456	624	2,155	2,106
Chemical Intermediates	232	287	1,059	1,085
Acetate Products	189	207	762	756
Technical Polymers Ticona	169	229	773	923
Performance Products	104	101	440	409

Segment total	1,150	1,448	5,189	5,279
Other activities	21	35	83	84
Intersegment eliminations	(34)	(40)	(175)	(156)

Total	1,137	1,443	5,097	5,207

Segment EBITDA Excluding Special Charges

in € millions	Q4 2001	Q4 2000	FY 2001	FY 2000
Acetyl Products	25	64	208	200
Chemical Intermediates	10	9	27	50
Acetate Products	23	21	91	92
Technical Polymers Ticona	0	22	52	140
Performance Products	13	15	75	74

Segment total	71	131	453	556
Other activities	(5)	(12)	(33)	(56)

Total	66	119	420	500

This is a preliminary release of selected unaudited summary data for 2001. Following Supervisory Board approval of the company’s accounts, Celanese will publish its complete results and host a conference call for investors and analysts on March 7, 2002.

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Footnotes:

Preliminary results unaudited: The foregoing preliminary results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. These results are also subject to Supervisory Board approval.”

     Results adjusted for discontinued operations: The foregoing results exclude businesses, which were discontinued during 1999 and 2000. The results of these businesses are reflected in the financial statements as discontinued operations.

     Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe,” “estimate,” “intend,” “may,” “will,” “expect,” and “project” and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions by competitors, application of new or changed accounting standards or other government agency regulations, changes in the degree of patent and other legal protection afforded to Celanese’s products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese’s future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F filed with the SEC on March 23, 2001. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

This is a preliminary release of selected unaudited summary data for 2001. Following Supervisory Board approval of the company’s accounts, Celanese will publish its complete results and host a conference call for investors and analysts on March 7, 2002.

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Next Announcements

Final results for 2001 will be published on March 7th, 2002. Results for the 1st quarter of 2002 will be announced on April 29th, 2002.

Upcoming events

May 15th, 2002 July 30th, 2002 September 10th, 2002 October 29th, 2002	Annual General Meeting, Oberhausen Second-quarter 2002 results Analyst conference, London Third-quarter 2002 results

Investor Relations

Joerg Hoffmann Phone: +49 69 305 4508 J.Hoffmann@Celanese.com Michael Oberste-Wilms Phone: +49 69 305 83199 M.Oberste-Wilms@Celanese.com	Fax: +49 69 305 83195 Fax: +49 69 305 83195

Investor Relations and Public Affairs Celanese Americas Corporation

Andrea Stine 86 Morris Avenue Summit, NJ 07901, USA Phone: +1 908 522 7784 A.Stine@Celanese.com	Fax: +1 908 522 7583

This is a preliminary release of selected unaudited summary data for 2001. Following Supervisory Board approval of the company’s accounts, Celanese will publish its complete results and host a conference call for investors and analysts on March 7, 2002.